04033556

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Year Ended December 31, 2003

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-09718

THE PNC FINANCIAL SERVICES GROUP, INC. INCENTIVE SAVINGS PLAN
(Full title of the plan)

THE PNC FINANCIAL SERVICES GROUP, INC.

(Name of issuer of the securities held pursuant to the plan)

One PNC Plaza
249 Fifth Avenue
Pittsburgh, Pennsylvania 15222-2707
(Address of its principal executive office)

REQUIRED INFORMATION

A. Financial Statements and Schedules **Page**

B. Exhibit

THE PNC FINANCIAL SERVICES GROUP, INC.
INCENTIVE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(Amounts in thousands)

	December 31, 2003	December 31, 2002
ASSETS:		
Investments at fair value:		
Common stock	$ 566,653	$ 411,590
Investments in Mutual Funds	409,284	321,065
Investments in ISP Profile Funds/Collective Funds	177,317	135,175
Participant Loans	31,778	28,286
Total investments	1,185,032	896,116
TOTAL ASSETS AND NET ASSETS AVAILABLE FOR BENEFITS	$ 1,185,032	$ 896,116

See Accompanying Notes to Financial Statements.

Deloitte.

Deloitte & Touche LLP
2500 One PPG Place
Pittsburgh, PA 15222-5401
USA

Tel: +1 412 338 7200
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee of
The PNC Financial Services Group, Inc.
Incentive Savings Plan

We have audited the accompanying statements of net assets available for benefits of The PNC Financial Services Group, Inc. Incentive Savings Plan ("Plan") as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States), and in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held for investment purposes at December 31, 2003, and (2) reportable transactions for the year ended December 31, 2003, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

June 11, 2004

THE PNC FINANCIAL SERVICES GROUP, INC.
INCENTIVE SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(Amounts in thousands)

	Year Ended December 31, 2003	2002
Investment income (loss):		
Interest and dividends	$ 23,592	$ 29,053
Net change in fair value of investments	223,996	(222,510)
Total investment income (loss)	247,588	(193,457)
Contributions:		
Employer	45,117	43,949
Employee	62,526	60,026
Rollover	2,507	2,171
Total contributions	110,150	106,146
Deductions:		
Payments to participants or beneficiaries	(68,125)	(85,069)
Administrative expenses	(697)	(797)
Total deductions	(68,822)	(85,866)
NET INCREASE (DECREASE)	288,916	(173,177)
NET ASSETS AVAILABLE FOR BENEFITS—Beginning of year	896,116	1,069,293
NET ASSETS AVAILABLE FOR BENEFITS—End of year	$ 1,185,032	$ 896,116

See Accompanying Notes to Financial Statements.

THE PNC FINANCIAL SERVICES GROUP, INC.
INCENTIVE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003 AND 2002

1. DESCRIPTION OF THE PLAN

The following description of The PNC Financial Services Group, Inc. Incentive Savings Plan ("Plan") provides only general information. Participants should refer to the Plan document or to the Plan prospectus for a more complete description of the Plan's provisions.

The PNC Financial Services Group, Inc. ("PNC") is the sponsor of the Plan. The Plan is a defined contribution plan covering substantially all eligible employees of PNC and certain subsidiaries. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan is administered by an Administrative Committee appointed by the Chief Executive Officer of PNC. The Administrative Committee has appointed a Plan Manager to assist in the administration of the Plan.

Subject to Internal Revenue Code ("Code") limitations, the Plan allows participants to contribute from 1% to 20% of their eligible compensation on a pretax basis according to Section 401(k) of the Code. PNC matches 100% of employee contributions up to 6% of eligible compensation, subject to Code limitations. The terms of the Plan require matching contributions to be invested in either PNC common stock or, for BlackRock Inc. ("BlackRock") employees, in BlackRock, Class A common stock, as the case may be, except for participants who have exercised their diversification election rights. Participants are immediately fully vested in their balances, including the employer contributions.

Participants age 50 or older can choose to have their future matching contributions made in cash and invested in the other funds, rather than having their matching contributions automatically invested in PNC or BlackRock common stock, as the case may be. These participants can also diversify previous matching contributions invested in PNC or BlackRock common stock to other funds. The Plan also allows participants age 50 or older to contribute up to an additional $2,000 ($3,000 for 2004) of their eligible compensation on a pre-tax basis in accordance with the changes made by the Economic Growth and Tax Relief Reconciliation Act of 2001 to Section 401(k) of the Code. These additional elective contributions are not eligible for matching contributions.

All shares of PNC and BlackRock common stock held by the Plan are designated as held by the Employee Stock Ownership Plan ("ESOP"). The Plan allows participants to elect either to receive any dividends paid on their shares of PNC or BlackRock common stock held in the Plan as a direct cash payment or to have any such dividends reinvested in PNC or BlackRock common stock within the Plan, as the case may be.

The Plan's loan feature allows participants to borrow against their account balances in accordance with the loan policies established by the Administrative Committee of the Plan. Under certain circumstances, the Plan permits in-service withdrawals by participants.

Although it has not expressed an interest to do so, PNC has the right under the Plan to adjust or discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA.

2. SIGNIFICANT ACCOUNTING POLICIES

Valuation—Marketable securities are stated at fair value. Securities are valued at the last public sale price of securities listed on the New York Stock Exchange. If no sales were reported, and in the case of securities traded over the counter, the last bid price at the close of business is used. The value of any security not listed or quoted on any exchange is determined by the last closing bid price, reference to the bid price of any published quotations in common use, or by the quotation of a reputable broker.

The fair value of the participation units in the PNC Investment Contract Fund, ISP Profile Funds, and registered investment companies (mutual funds) is based on quoted redemption values on the last business day of the plan year. Loans are valued at the amount of principal outstanding on the last business day of the plan year.

The Plan's assets are concentrated in the equity and fixed income markets. Realization of the respective values is subject to the results of these markets.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results will differ from such estimates and the differences may be material to the financial statements.

The Plan utilizes various investment instruments including investments in mutual funds, common stock, ISP Profile Funds and collective funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Reclassification—A reclassification was made to the 2002 Statement of Changes in Net Assets Available for Benefits. Pass-through dividend payments were reclassified from net transfers to payments to participants/beneficiaries. The amount reclassified was $457,000 for the year ended December 31, 2002. The reclassification did not affect the Plan's reported financial position or results of operation and conforms with the current year presentation.

3. RELATED PARTY TRANSACTIONS

PNC Bank, National Association is the Plan's trustee and also provides recordkeeping and other administrative services. Investments under the Plan are participant-directed, except as otherwise noted. Investment options include various ISP Profile Funds in which participation is limited to participants in the Plan, and the PNC Investment Contract Fund, a collective fund. Investment options also include certain BlackRock Funds, which are registered investment companies (mutual funds) from which PNC affiliates, including BlackRock and PFPC Worldwide, Inc. and their affiliates, receive compensation for providing services, such as investment advisory, custodial and transfer agency services, to the mutual funds. The Plan has not considered PNC or BlackRock contributions to the Plan or benefits paid by the Plan to participants as party-in-interest transactions.

4. INVESTMENTS

The following table presents the fair value of investments in the Plan at December 31, 2003 and 2002:

(Amounts in thousands)

	2003		2002	
BlackRock Core Bond Total Return Portfolio	$ 77,743	*	$ 80,214	*
BlackRock High Yield Bond Portfolio	5,312		1,111	
BlackRock Inc. Common Stock Fund	12,945		6,348	
BlackRock Index Equity Portfolio (1)	-		58,349	*
BlackRock International Equity Portfolio (see Note 7)	11,404		8,859	
BlackRock Mid Cap Growth Equity Portfolio	11,574		7,875	
BlackRock Provident Institutional TempFund (2)	82,981	*	-	
BlackRock Small Cap Growth Equity Portfolio	27,945		17,056	
BlackRock Taxable Money Market Portfolio (1)	-		92,054	*
CRM Mid Cap Value Fund	9,710		2,877	
Dodge & Cox Stock Fund	47,963		25,765	
Fidelity Low-Priced Stock Fund	36,371		19,158	
Harbor Capital Appreciation Fund	15,555		7,747	
ISP Aggressive Profile Fund	126,559	*	99,897	*
ISP Conservative Profile Fund	8,325		6,780	
ISP Moderate Profile Fund	18,299		14,256	
Participant Loans	31,778		28,286	
PNC Financial Services Group, Inc. Common Stock Fund	553,708	*	405,242	*
PNC Investment Contract Fund	24,134		14,242	
Vanguard Institutional Index Fund (2)	82,726	*	-	
	$1,185,032		$896,116	

* These investments exceed 5% of net assets available for benefits at December 31, 2003 and 2002.

(1) Effective April 1, 2003, PNC replaced these investment options. See (2) below.

(2) These funds became available effective April 1, 2003.

The following table presents the components of net appreciation/(depreciation) by investment fund for the years ended December 31, 2003 and 2002:

(Amounts in thousands)

	2003	2002
BlackRock Core Bond Total Return Portfolio	$ 1,722	$ 2,316
BlackRock High Yield Bond Portfolio	774	24
BlackRock Inc. Common Stock Fund	3,048	(441)
BlackRock Index Equity Portfolio	(1,197)	(17,640)
BlackRock International Equity Portfolio	2,542	(1,647)
BlackRock Large Cap Growth Equity Portfolio (1)	-	(1,970)
BlackRock Large Cap Value Equity Portfolio (1)	-	(5,737)
BlackRock Mid Cap Growth Equity Portfolio	2,835	(3,421)
BlackRock Provident Institutional TempFund	406	-
BlackRock Small Cap Growth Equity Portfolio	9,727	(6,957)
BlackRock Small Cap Value Equity Portfolio (1)	-	(5,010)
BlackRock Taxable Money Market Portfolio	228	-
CRM Mid Cap Value Fund	2,187	1
Dodge & Cox Stock Fund	10,245	3
Fidelity Low-Priced Stock Fund	9,048	129
Harbor Capital Appreciation Fund	3,168	(250)
ISP Aggressive Profile Fund	31,130	(637)
ISP Conservative Profile Fund	1,011	22
ISP Moderate Profile Fund	3,220	(21)
PNC Aggressive Profile Fund (1)	-	(39,783)
PNC Balanced Profile Fund (1)	-	(2,463)
PNC Conservative Profile Fund (1)	-	(347)
PNC Financial Services Group, Inc. Common Stock Fund	124,564	(139,116)
PNC Investment Contract Fund	762	435
Vanguard Institutional Index Fund	18,576	-
	$223,996	($222,510)

(1) Effective December 13, 2002, PNC replaced these investment options.

Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to nonparticipant-directed investments at December 31, 2003 and 2002 is set forth below.

(Amounts in thousands)

	PNC Stock Fund	BlackRock Stock Fund	Total
At December 31, 2003:			
Investments at fair value and net assets available for benefits	$ 405,736	$ 12,945	$ 418,681
At December 31, 2002:			
Investments at fair value and net assets available for benefits	$ 288,027	$ 6,348	$ 294,375

	PNC Stock Fund	PNC Allocated ESOP Fund	BlackRock Stock Fund	Total
Net assets available for benefits at January 1, 2003	$ 288,027	$ -	$ 6,348	$ 294,375
Additions:				
Interest and dividends	13,863	-	-	13,863
Employer contributions	38,081	-	4,137	42,218
Deductions:				
Payments to participants or beneficiaries	(17,664)	-	(580)	(18,244)
Administrative expense	(256)	-	(6)	(262)
Net transfers	(6,872)	-	(2)	(6,874)
Net change in fair value of investments	90,557	-	3,048	93,605
Net assets available for benefits at December 31, 2003	$ 405,736	$ -	$ 12,945	$ 418,681

	PNC Stock Fund	PNC Allocated ESOP Fund	BlackRock Stock Fund	Total
Net assets available for benefits at January 1, 2002	$ 139,510	$ 225,257	$ 3,369	$ 368,136
Additions:				
Interest and dividends	5,220	7,437	-	12,657
Employer contributions	37,838	-	3,658	41,496
Deductions:				
Payments to participants or beneficiaries	(10,166)	(12,212)	(211)	(22,589)
Administrative expense	(157)	(124)	(5)	(286)
Net transfers	152,970	(159,194)	(22)	(6,246)
Net change in fair value of investments	(37,188)	(61,164)	(441)	(98,793)
Net assets available for benefits at December 31, 2002	$ 288,027	$ -	$ 6,348	$ 294,375

5. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated April 22, 2002, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended since receiving the determination letter; however, the Plan Manager believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

6. OTHER MATTERS

In August 2002, the United States Department of Labor began a formal investigation of the Administrative Committee of the Plan in connection with the Committee's conduct relating to the PNC common stock held by the Plan and PNC's restatement of financial results for 2001. Both the Administrative Committee and PNC are cooperating fully with the investigation. The impact of the final disposition of this investigation cannot be assessed at this time.

In June 2003, the Administrative Committee retained Independent Fiduciary Services, Inc. ("IFS") to serve as an independent fiduciary charged with the exclusive authority and responsibility to act on behalf of the Plan in connection with pending securities litigation against PNC and to evaluate any legal rights the Plan might have against any parties relating to PNC's restatement of financial results for 2001. This authority includes representing the Plan's interests in connection with a $90 million restitution fund established by PNC. The Department of Labor has been advised of the appointment of IFS.

7. SUBSEQUENT EVENTS

Effective January 1, 2004, PNC acquired United National Bancorp ("United") by merger. Approximately $15.5 million of assets from United's 401(k) plan were merged into the Plan effective June 1, 2004.

Effective January 12, 2004, the BlackRock International Equity Portfolio was replaced by the American Funds [sm] Europacific Growth Fund®.

Effective January 23, 2004, assets of approximately $1 million from the Persimmon Research Partners 401(k) Profit Sharing Plan were merged into the Plan as part of an acquisition by PFPC, Inc.

Effective June 30, 2004, PFPC, Inc. and its participating subsidiaries (collectively, PFPC) will cease to be a participating employer in the Plan. Beginning July 1, 2004, eligible employees of PFPC will be able to participate in a new plan, The PFPC Inc. Retirement Savings Plan, which will be sponsored by PNC. At June 1, 2004 Plan assets related to employees of PFPC amounted to approximately $132 million. These assets will be transferred from the Plan into PFPC's plan during July 2004.

* * * * * *

SUPPLEMENTAL SCHEDULES

THE PNC FINANCIAL SERVICES GROUP, INC.
INCENTIVE SAVINGS PLAN

SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2003
(Amounts in thousands, except for share information)

	Identity of Issuer, Borrower, or Similar Entity	Description of Investment	Cost	Fair Value
	Corporate Common Stock:			
*	The PNC Financial Services Group, Inc. Common Stock Fund			
	Participant Directed	2,703,583 shares	$ 91,109	$ 147,968
	Nonparticipant-Directed	7,413,415 shares	249,826	405,736
*	BlackRock, Inc. Common Stock Fund	243,744 shares	10,294	12,945
	Shares of an Investment Company:			
*	BlackRock Core Bond Total Return Portfolio	8,047,895 shares	78,816	77,743
*	BlackRock Small Cap Growth Equity Portfolio	1,872,954 shares	31,266	27,945
*	BlackRock International Equity Portfolio	1,265,718 shares	12,539	11,404
*	BlackRock Mid Cap Growth Equity Portfolio	1,368,100 shares	13,637	11,574
*	BlackRock High Yield Bond Portfolio	659,070 shares	4,893	5,312
*	BlackRock Provident Institutional TempFund	82,981,051 shares	82,981	82,981
	CRM Mid Cap Value Fund	446,858 shares	7,637	9,710
	Dodge & Cox Stock Fund	421,540 shares	38,711	47,963
	Fidelity Low-Priced Stock Fund	1,039,760 shares	27,675	36,371
	Harbor Capital Appreciation Fund	590,988 shares	12,818	15,555
	Vanguard Institutional Index Fund	812,795 shares	65,763	82,726

* Party-in-interest.

THE PNC FINANCIAL SERVICES GROUP, INC.
INCENTIVE SAVINGS PLAN

SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AT DECEMBER 31, 2003
(Amounts in thousands, except for share information)

Identity of Issuer, Borrower, or Similar Entity	Description of Investment	Cost	Fair Value
Other Investments:			
* The PNC Financial Services Group, Inc. Preferred Series C Stock Fund	48 shares	$ 1	$ 4
* Loan Fund -Various participants	Participant loans with range of interest rates of 4.00%-11.5% and maturities ranging from 3 to 330 months	31,775	31,778
Collective Funds:			
* ISP Conservative Profile Fund	699,301 shares	7,414	8,325
* ISP Moderate Profile Fund	1,425,163 shares	15,254	18,299
* ISP Aggressive Profile Fund	8,998,938 shares	97,230	126,559
* PNC Investment Contract Fund	9,328,552 shares	23,097	24,134
Total		$ 902,736	$ 1,185,032

* Party-in-interest

THE PNC FINANCIAL SERVICES GROUP, INC.
INCENTIVE SAVINGS PLAN

SCHEDULE H, LINE 4j
SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 2003
(Amounts in thousands, except for share information)

SERIES OF TRANSACTIONS, WHICH WHEN AGGREGATED, EXCEED 5% OF BEGINNING NET ASSETS

Description of Assets	Purchase Price	Selling Price	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain (Loss)
Corporate Common Stock:					
The PNC Financial Services Group, Inc.					
1,602,468 shares	$ 74,974	$	$ 74,974	$ 74,974	$
1,096,767 shares		51,288	48,480	51,288	2,808

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PNC FINANCIAL SERVICES GROUP, INC.
INCENTIVE SAVINGS PLAN
(Name of Plan)

Date: June 28 2004

By: /s/ James S. Gehlke
James S. Gehlke
Plan Manager/Administrator

EXHIBIT INDEX

Exhibit No.	***Description***
23	*Consent of Deloitte & Touche LLP filed herewith.*

EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 33-25140, 333-03901 and 333-65042 of The PNC Financial Services Group, Inc. on Form S-8 of our report dated June 11, 2004, appearing in the Annual Report on Form 11-K of The PNC Financial Services Group, Inc. Incentive Savings Plan for the year ended December 31, 2003.

Deloitte & Touche LLP

June 24, 2004
Pittsburgh, Pennsylvania